Exhibit 8

LIST OF SUBSIDIARIES OF THE COMPANY

CYREN Inc., a Delaware corporation, and a wholly owned subsidiary of the Company, with offices in California, and Virginia.

CYREN Iceland hf, an Icelandic company, and a wholly owned subsidiary of the Company.

CYREN GmbH, a German company, held by the Company through a holding company arrangement. No entity outside of the CYREN organization holds an ownership interest in CYREN GmbH.